June 12, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Donald E. Field
Susan Block
Effie Simpson
Jean Yu

Re:	ProNAi Therapeutics, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted May 19, 2015
CIK No. 0001290149

Ladies and Gentlemen:

We are submitting this letter on behalf of ProNAi Therapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 4, 2015 relating to Amendment No. 1 to the Company’s draft Registration Statement on Form S-1 (CIK No. 0001290149) confidentially submitted to the Commission on May 19, 2015 (the “Confidential Amendment”). The Registration Statement on Form S-1 (“Registration Statement”) is being publicly filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery four copies of the Registration Statement in paper format, which have been marked to show changes from the Confidential Amendment. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures. We have also updated the Exhibit Index and Exhibits 10.11, 10.12 and 10.13 in response to oral comments received from Staff.

Prospectus Summary, page 1

Overview, page 1

1.	We note your response to our prior comment 3 and reissue in part. Please disclose in one of the opening paragraphs that you do not currently have any products in the

U.S. Securities and Exchange Commission

June 12, 2015

market and that before you can legally distribute and market your products you must receive regulatory approvals, such as from the FDA or similar regulatory agencies, and you have not yet received any such regulatory approvals. Please also briefly discuss the potentially lengthy process you may need to undertake before you can get any products through clinical trials and to the market. In this regard, we note your disclosure in the third paragraph of the Status of Our Clinical Development Program section on page 85. Please revise this section to include comparable disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

2.	We note your response to our prior comment 4 and reissue in part. Please disclose in one of the opening paragraphs that you have not generated revenue and have incurred losses since inception.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

Risk Factors, page 12

If we encounter difficulties enrolling patients in our clinical trials, page 17

3.	We note your response to our prior comment 11, your revised disclosure on page 90 and reissue. We note that you currently have one ongoing trial, Wolverine, that your first patient was enrolled in December of 2014 and that the trial calls for 60 patients. Please advise regarding the current status of patient enrollment for the Wolverine trial and update your disclosure, as may be applicable.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Registration Statement to disclose the number of trial sites currently enrolling and expected in the future to enroll patients in the Wolverine trial. The Company respectfully advises the Staff that disclosing the number of patients currently enrolled in the Wolverine trial would result in competitive harm to the Company and is not material information that is necessary for a potential investor to evaluate the merits of an investment in the Company. Numerical enrollment data does not provide meaningful insight into the progress of the trial as it represents only a small component of a mosaic of information regarding the trial. In fact, while such information can in some instances be meaningful to trained clinical investigators who are able to understand and properly contextualize the data, the disclosure of such information has the potential to mislead investors as it could suggest progress (or, conversely, lack thereof) that is not representative of the actual status of the trial. The Company respectfully submits to the Staff that all of the material information regarding the current status of the Wolverine trial necessary for a reasonable investor to make an informed investment decision is presently set forth in the Registration Statement. Specifically, the Company submits that the disclosure of the number of trial sites currently enrolling and expected in the future to enroll patients in the Wolverine trial provides investors sufficient visibility so as to further qualify the

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June 12, 2015

statement that enrollment remains consistent with the number estimated necessary to report safety and efficacy data by mid-2016. Furthermore, looking together at the number of patients currently enrolled in the Wolverine trial and the publicly available information regarding which clinical trial sites are currently enrolling patients, the Company’s competitors could determine which clinical trial sites are the most productive and begin competing clinical trials at those sites, which would make patient enrollment more competitive and could delay the Company’s trial.

Research and Development, page 65

4.	You state in the second paragraph that the largest recurring component of your total operating expenses has historically been your investment in research and development activities, including the clinical development of your product candidate. On page 93, you disclose a significant portion of your resources has been dedicated to the research and development of your lead product candidate, PNT2258, and your DNAi technology platform. Please provide us with the following information:

•	For your key research and development projects, please tell us the following:

•	The costs incurred during each period presented and to date;

•	The nature of efforts and steps necessary to complete the project;

•	The risks and uncertainties associated with completing development;

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•	Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined.

•	If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.

In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 93 to clarify the nature of the Company’s research and development expenses. Furthermore, and in an effort to respond to the request of the Staff, the Company’s management has conducted a thorough review of the historical financial records of the Company and has determined that the Company has not historically tracked the costs related to the development of its DNAi technology platform separately from the costs related to the historical research and development activities related to the development of its lead product candidate, PNT2258. This is the case with respect to each period presented in the Registration Statement, as well as to date and since inception. The Company respectfully advises the Staff that in light of the fact that it has developed only one product candidate to date that it has determined it was not necessary or practicable to separately track the research and development expenses that related to investigating the viability of developing a DNAi platform as such expenditures at present always relate to specific development activities related to PNT2258. In response to the questions asked in the bullets, the Company has restated each bullet point below and provided a response to the question below each bullet.

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June 12, 2015

•	For your key research and development projects, please tell us the following:

•	The costs incurred during each period presented and to date;

The Company respectfully advises the Staff that costs incurred with respect to specific research and development projects have not been recorded separately in the past and, therefore, the Company is unable to present costs incurred for specific research and development projects separately.

•	The nature of efforts and steps necessary to complete the project;

The Company advises the Staff that the efforts and steps necessary to develop the Company’s lead product candidate include completing the planned Phase 2 trials and possibly Phase 3 registration-oriented trials in order to evaluate safety and efficacy, seeking and obtaining regulatory approval and completing a variety of manufacturing-related activities, which efforts and steps are further described in the second paragraph under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and the disclosure under the headings “Business—Our Lead DNAi Product Candidate – PNT2258—Status of Our Clinical Development Program, —Clinical Development Strategy, —PNT2258-03 Wolverine Trial in Relapsed or Refractory DLBCL, —PNT2258-04 Brighton Trial in Richter’s CLL” and “Business—Government Regulation—FDA Approval Process.” The Company also refers the Staff to its response to comment 16 of the Staff’s letter dated May 5, 2015.

•	The risks and uncertainties associated with completing development;

The Company advises the Staff that there are numerous risks and uncertainties associated with completing the development of PNT2258, including the outcome of clinical results, regulatory developments, changes in the competitive landscape, manufacturing capability and commercial viability. The Company respectfully advises the Staff that such risks and uncertainties are further described in the third paragraph under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Statements of Operations—Operating Expenses—Research and Development” and under the heading “Risk Factors—Risks Related to Our Business and Industry—Our business is highly dependent on the success of our only clinical product candidate, PNT2258. If we are unable to successfully develop, obtain regulatory approval for and commercialize PNT2258, or experience significant delays in doing so, our business will be materially harmed, —We are very early in our development efforts and have only one product candidate in clinical development, which has only been tested in a limited number of patients. If we are unable to successfully develop and commercialize product candidates or experience significant delays in doing so, our business will be materially harmed, —If clinical trials of PNT2258 or future product candidates that we may develop fail to demonstrate safety and efficacy or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of PNT2258 or future product candidates and—If we fail to obtain additional capital, we may be unable to complete the development and commercialization of PNT2258 or any future product candidates.”

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June 12, 2015

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

The Company respectfully advises the Staff that its current cash, cash equivalents and short-term investments are not expected to be sufficient to complete the development of PNT2258 and, for a description of the extent and nature of additional resources that may be needed to complete such development, refers the Staff to the disclosure in the fourth and fifth paragraphs under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and its responses to comments 6, 14 and 16 of the Staff’s letter dated May 5, 2015.

•	Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined.

The Company respectfully advises the Staff that the expected timeline for future milestones cannot be reliably determined and is subject to a number of risks and uncertainties, many of which are interdependent and result in a range of outcomes, including those described under the heading “Risk Factors—Risks Related to Our Business and Industry—If clinical trials of PNT2258 or future product candidates that we may develop fail to demonstrate safety and efficacy or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of PNT2258 or future product candidates and —We may be unable to obtain U.S. or foreign regulatory approval of PNT2258, and, as a result, we may be unable to commercialize our product candidates.”

•	If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.

The Company respectfully advises the Staff that, as disclosed on page 65 of the Registration Statement, the Company expects research and development expense to increase over the next few years as it advances its development programs, pursues regulatory approval of its product candidate and prepares for potential commercialization. All events, trends, demands, commitments and uncertainties related to future research and development expense of which the Company is aware are described in the Registration Statement, and the Company cannot reliably estimate to what extent research and development costs may increase because of the inherent uncertainty associated with clinical development activities, as it described in its responses to comments 4, 6 and 14 of the Staff’s letter dated May 5, 2015. Additionally, the Company advises the Staff that there are no expected changes in the mix of research and development expense.

U.S. Securities and Exchange Commission

June 12, 2015

Principal Stockholders, page 122

5.	We note your response to our prior comment 21 and reissue. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

The Company has revised the principal stockholder table and related footnotes on pages 123, 124 and 125 of the Registration Statement to provide the required information under Item 403 of Regulation S-K as of May 31, 2015, which is the most recent practicable date that the Company can provide the information, as we and the Company currently reconcile the Company’s stock ledger on a monthly basis and the work necessary to finalize such reconciliation typically is not completed until the middle of the following month.

*****

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert A. Freedman

cc:

Nick Glover, Chief Executive Officer

Angie You, Chief Business & Strategy Officer

Sukhi Jagpal, Chief Financial Officer

ProNAi Therapeutics, Inc.

Stephen Graham, Esq.

James Evans, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Charlie Kim, Esq.

David Peinsipp, Esq.

Div Gupta, Esq.

Cooley LLP